UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)*

                                 PRESSTEK, INC.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                   741113 10 4
                                 (CUSIP Number)


                                December 31, 2000
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_| Rule 13d-1(b)

         |_| Rule 13d-1(c)

         |X| Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 Pages

------------------------                                ------------------------
CUSIP No. 741113 10 4                    13G                   Page 2 of 5 Pages
------------------------                                ------------------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   Robert Howard
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                         (b) |_|
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States of America
------------------------------- ----- ------------------------------------------
NUMBER OF SHARES    5    SOLE VOTING POWER
  BENEFICIALLY
    OWNED BY             2,245,448 as of 12/31/00 (includes options
      EACH               to purchase 120,000 shares)
REPORTING PERSON   ----- -------------------------------------------------------
      WITH          6    SHARED VOTING POWER

                         21,300 as of 12/31/00
                   ----- -------------------------------------------------------
                    7    SOLE DISPOSITIVE POWER

                         2,245,448 as of 12/31/00 (includes options
                         to purchase 120,000 shares)
                   ----- -------------------------------------------------------
                    8    SHARED DISPOSITIVE POWER

                         21,300 as of 12/31/00
--------- ----------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   2,266,748 as of 12/31/00 (total of 2,146,748 shares plus
                   120,000 shares issuable upon exercise of immediately exercisable options)
--------- ----------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             |_|

--------- ----------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                   6.9%
--------- ----------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*

                   IN
--------- ----------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 5 Pages

                                  SCHEDULE 13G

Item 1(a).  Name of Issuer:

            Presstek, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            9 Commercial Street
            Hudson, N.H.  03051

Item 2(a).  Name of Person Filing:

            Robert Howard

Item 2(b).  Address of Principal Business Office Or, If None,
            Residence:

            145 East 57th Street
            New York, New York  10022

Item 2(c).  Citizenship:

            United States of America

Item 2(d).  Title of Class of Securities:

            Common Stock

Item 2(e).  CUSIP Number:

            741113 10 4

Item 3. If this statement is filed pursuant to Rules 13d- 1(b), or 13d-2(b) or (c), check whether the person filing is a:

            (a)-(j):  Not applicable.


                               Page 2 of 5 Pages

Item 4.     Ownership:

            (a) Amount Beneficially Owned: Mr. Howard may be deemed to beneficially own 2,266,748 shares of the Issuer's Common Stock as of December 31, 2000, consisting of: 2,125,448 shares owned directly by Mr. Howard, 21,300 shares owned by Mr. Howard's wife and 120,000 shares which may be purchased by Mr. Howard pursuant to currently exercisable stock options. Does not include shares owned by the son of Mr. Howard's wife, as to which Mr. Howard disclaims beneficial ownership.

            (b) Reference is made to Item No. 11 of the Cover Sheet. Calculation of percentage of beneficial ownership is based on 32,782,735 shares of the Issuer's Common Stock reported by the Issuer to be outstanding on November 9, 2000 according to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000.

            (c) Reference is made to Items Nos. 5-8 of the Cover Sheet.

Item 5.     Ownership of Five Percent or Less of a Class:

            Not applicable.

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person:

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

            Not applicable.

Item 8.     Identification and Classification of Members of the Group:

            Not applicable.



                               Page 4 of 5 Pages

Item 9.     Notice of Dissolution of Group:

            Not applicable.

Item 10.    Certification:

            Not applicable.


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 31, 2001                 Signature:   /s/ Robert Howard
                                                    ----------------------------
                                                    Name/Title: Robert Howard



                               Page 5 of 5 Pages